Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Reports First Quarter 2022 Production Results

Consolidated production of 17,913 Au eq oz in line with the Company’s plan to return to steady-state production in H2 2022

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, April 14, 2022 - Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growth-oriented precious metals producer focused on the Americas, reports production results for the three months ended March 31, 2022, from its two wholly-owned operating mines, Tucano in Brazil and Topia in Mexico.

First Quarter 2022 Production Highlights

•	Consolidated metal production of 17,913 gold equivalent ounces (“Au eq oz”), inclusive of 14,319 gold ounces (“Au oz”) and 173,698 silver ounces
•	Total gold production at Tucano of 14,037 Au oz
•	Total silver equivalent production at Topia of 290,694 silver equivalent ounces (“Ag eq oz”)

"I am pleased to report that production for the quarter was in line with expectations as we build back steady-state production at Tucano," stated Alan Hair, Chair and Interim CEO of Great Panther. "We remain on track to return to a normalized rate of production in the second half of the year. In addition, an extensive drilling program at the Urucum North underground project has been completed. Engineering studies and permitting are underway and construction work is expected to commence in late 2022 with gold production from the Urucum North underground mine anticipated to come onstream in 2023.”

2022 Consolidated Operating Results

Consolidated Operating Results	Q1 2022	Q1 2021	Change	Q1 2022	Q4 2021	Change
Ore processed (tonnes)	889,365	854,704	4%	889,365	925,626	-4%
Gold eq production (oz) (1)	17,913	30,556	-41%	17,913	24,284	-26%
Gold production (oz)	14,319	24,978	-43%	14,319	20,850	-31%
Silver production (oz)	173,698	360,070	-52%	173,698	227,084	-24%
(1)	Gold equivalent ounces for 2022 were calculated using a 1:75 Au:Ag ratio, and ratios of 1:0.0005 and 1:0.0007 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year. Gold equivalent ounces for 2021 were calculated using a 1:85 Au:Ag ratio, and ratios of 1:0.0005 and 1:0.0006 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.

The Company’s operations are on track to meet previously announced consolidated production guidance for 2022 of 100,000 to 119,000 Au eq oz. The mine plan for Tucano reflects more stripping in the first half of 2022 with the second half of 2022 expected to account for at least 65% of annual production guidance.

Tucano

Tucano Operating Results	Q1 2022	Q1 2021	Change	Q1 2022	Q4 2021	Change
Total material mined (tonnes)	4,372,726	6,898,581	-37%	4,372,726	6,260,316	-30%
Total waste mined (tonnes)	4,004,733	6,399,499	-37%	4,004,733	5,469,661	-27%
Ore mined (tonnes)	232,213	347,466	-33%	232,213	303,845	-24%
Ore processed (tonnes milled)	873,133	796,035	10%	873,133	883,222	-1%
Au grade (g/t)	0.57	0.90	-37%	0.57	0.77	-26%
Au recovery (%)	87%	89%	-2%	87%	88%	-1%
Gold production (oz)	14,037	20,422	-31%	14,037	19,107	-27%
Carbon fines gold recovery	-	2,574	-100%	-	223	-100%
Total gold production (oz)	14,037	22,996	-39%	14,037	19,330	-27%

To overcome previously indicated contractor performance issues, the mobilization of our new mining contractor, MINAX, commenced during the quarter. The Company continues to work closely with its current contractor, U&M, to ensure a safe and efficient transition with MINAX. MINAX is expected to fully mobilize its fleet by the end of May. During the transition, Tucano will continue to offset U&M’s mined tonnage deficit with capacity from the new MINAX mine fleet.

Despite ounce production being lower compared to the first quarter of 2021 (“Q1 2021”), production in the first quarter of 2022 (“Q1 2022”) at Tucano was positively affected by mine reconciliation and higher milled ore tonnage due to the high availability of the MINAX mine fleet to rehandle stockpiles. In line with expectations, production decreased 39% in Q1 2022 when compared to the first quarter of 2021 to 14,037 Au oz, primarily attributed to ongoing stripping of the TAP AB, TAP C and Urucum North pits, which resulted in low ore production triggering higher consumption of the low-grade stockpiles. Rain levels recorded in March and during the first quarter were 65% and 32% higher, respectively, compared to historical averages, which had a negative impact on mine development.

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Topia

Topia Operating Results	Q1 2022	Q1 2021	Change	Q1 2022	Q4 2021	Change
Ore mined (tonnes)	16,258	16,654	-2%	16,232	14,865	9%
Ore milled (tonnes)	16,232	19,004	-15%	16,232	14,560	11%
Waste development (meters)	3,704	2,573	44%	3,704	2,978	24%
Ag grade (g/t)	362	398	-9%	362	301	20%
Au grade (g/t)	0.84	0.87	-3%	0.84	0.74	14%
Ag recovery (%)	92%	92%	0%	92%	91%	1%
Au recovery (%)	64%	55%	16%	64%	63%	2%
Silver eq production (oz) (1)	290,694	363,318	-20%	290,694	212,006	37%
Silver production (ounces)	173,698	224,333	-23%	173,698	128,647	35%
Gold production (ounces)	282	293	-4%	282	218	29%
Lead production (tonnes)	365	526	-31%	365	235	55%
Zinc production (tonnes)	525	619	-15%	525	406	29%
Gold eq production (oz) (2)	3,876	4,274	-9%	3,876	2,494	55%
(1)	Silver equivalent ounces for 2022 were calculated using an 75:1 Ag:Au ratio, and ratios of 1:0.041 and 1:0.056 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year. Silver equivalent ounces for 2021 were calculated using an 85:1 Ag:Au ratio, and ratios of 1:0.041 and 1:0.049 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.
(2)	See footnote (1) under the heading Consolidated Operating Results above for information on the calculation of gold equivalent ounces for 2022 and 2021, respectively.

Silver equivalent production at Topia in Q1 2022 was 290,694 Ag eq oz compared with 363,318 Ag eq oz in Q1 2021, a decrease of 20% primarily due to lower tonnes milled in the absence of stockpiles, and lower gold and silver grades. These factors were partly offset by higher gold recovery and the increase in production attributed to the change in metal equivalency ratios for zinc. The mine development meterage during this period was 40% higher compared to Q1 2021 as preparations for full mine production in mines 1522, La Prieta, Rosario and Durangueño will support future production from these key ore sources for the next three quarters.

Guanajuato Mine Complex

The Guanajuato Mine Complex (“GMC”) is currently on care and maintenance while the Company awaits the permits from CONAGUA necessary to extend the tailings facility. Consequently, there was no production at the GMC during Q1 2022. Great Panther continues to proactively engage with CONAGUA in regards of the tailings dam permit and to explore other alternatives to maximize value from the GMC.

First Quarter 2022 Financial Results

Great Panther has scheduled the release of its first quarter 2022 financial results for Thursday, May 12, 2022, after market close. The Company will host a conference call and webcast to discuss the results on Friday, May 13, 2022, at 9:00 AM PT/12:00 PM ET.

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Live webcast and registration: https://www.greatpanther.com/investors/webcasts/

Conference call

Canada and US Toll-Free:	+ 1 800 319 4610
International Toll:	+ 1 604 638 5340

A replay of the webcast will be available on the Webcasts section of Great Panther’s website approximately one hour after the conference call. Audio replay will be available until June 13, 2022.

Audio replay

Canada and US Toll-Free:	+ 1 800 319 6413
International Toll:	+ 1 604 638 9010
Replay Access Code:	8842

Technical Disclosure

The technical information contained in this news release has been reviewed and approved by Fernando A. Cornejo, P. Eng., Chief Operating Officer, a non-independent Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) the Company’s expectations for of a return to steady state production in the second half of 2022; (ii) the Company’s ability to execute its growth plan and to unlock value from its asset portfolio, (iii) the expected timing and success for mobilization of MINAX and the Company’s ability to offset U&M’s mined tonnage deficits with the MINAX fleet, (iv) the expected cost and timing for receipt of permits, mine development and commencement of production from the underground Urucum North project at Tucano, (v) the potential for the production from the La Prieta, Rosario and Durangueño mines to support for the next three quarters at Topia, (vi) the Company’s ability to secure a tailings facility expansion permit for the GMC mine or to successfully negotiate an agreement for third-party processing of the GMC tailings, and (vii) the Company’s ability to meet its 2022 production and cost guidance.

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These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations and exploration work in 2022 occur without significant interruption due to COVID-19 or any other reason; the accuracy of the Company's geological modeling at Tucano and the assumptions upon which they are based, ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company's operations and exploration work are received in a timely manner on favourable terms; Tucano will be able to continue to use cyanide in its operations; the Company will not be required to further impair Tucano as the current open pit mineral reserves are depleted through mining; the ability to procure equipment and operating supplies without interruption and that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; and the Company's ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company's ability to operate and conduct exploration work, including drilling plans, as anticipated, and the risk of an unplanned partial or full shutdown of the Company's mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; planned exploration activities, may not result in the discovery of new Mineral Resources/definition of Mineral Resources and readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2023 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and drilling and exposure to liability; potential political and social risks involving Great Panther's operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; shortages in the ability to procure equipment and operating supplies without interruption; employee and contractor relations; relationships with, and claims by, local communities; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of mineral reserves as properties are mined; operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company's inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company's inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; ability to maintain and renew agreements with local communities to support continued operations; there is no assurance that the Company will be able to identify or complete acquisition opportunities of, if completed, that such acquisitions will be accretive to the Company; the risk that incremental closure bond requirements with respect to the Company’s Coricancha mine could have a material and adverse effect on the company’s liquidity and could require additional financing to be raised; the Company’s ability to raise additional financing as debt comes due or to undertake its planned exploration and development activities; the risk that the Company’s defense in respect of the fish mortality event at Areia and Silvestre Creeks is not accepted by the Brazilian authorities and the Company is required to pay all or a portion of the fines issued on December 21, 2021 and that these payments have a material adverse impact on the Company’s financial condition; and other risks and uncertainties, including those described in respect of Great Panther in its most recent annual information form, and management’s discussion and analysis and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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